EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Lithia Motors, Inc. of our report dated June 20, 2013, with respect to the statements of net assets available for benefits of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan as of December 31, 2012 and 2011, the related statement of changes in net assets available for benefits for the year ended December 31, 2012, and the related supplemental schedule as of December 31, 2012, appearing in the Annual Report (Form 11-K) of Lithia Motors, Inc. Salary Reduction Profit Sharing Plan.

/s/ MOSS ADAMS LLP

Medford, Oregon

July 26, 2013